Exhibit 12.1

LAZARD LTD

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (a)(b)

The following table sets forth the ratio of earnings to fixed charges for Lazard Ltd and its subsidiaries on a consolidated basis.

	Nine Month Period Ended September 30, 2008	Year Ended December 31,
		2007	2006	2005	2004	2003
	(dollars in thousands)
Operating income (loss) from continuing operations	$(28,953)	$418,295	$327,209	$342,362	$367,824	$438,736
Add—Fixed charges	126,208	155,374	119,606	94,651	55,327	47,664

Operating income from continuing operations before fixed charges	$97,255	$573,669	$446,815	$437,013	$423,151	$486,400

Fixed Charges:
Interest (c)	$110,673	$137,110	$104,254	$78,365	$39,551	$34,967
Other (d)	15,535	18,264	15,352	16,286	15,776	12,697

Total fixed charges	$126,208	$155,374	$119,606	$94,651	$55,327	$47,664

Ratio of earnings to fixed charges (e)	—	3.69	3.74	4.62	7.65	10.20

Deficiency in the coverage of operating income from continuing operations before fixed charges to total fixed charges (f)	$28,953

Supplemental information, excluding the impact of the LAM Merger (f):
Operating income from continuing operations, excluding the impact of the LAM Merger	$170,597
Add-Fixed charges	126,208

Operating income from continuing operations before fixed charges, excluding the impact of the LAM Merger	$296,805

Total fixed charges	$126,208

Ratio of earnings to fixed charges, excluding the impact of the LAM Merger	2.35

(a)	Data presented relates to the Company’s continuing operations.

(b)	For purposes of computing the ratio of earnings to fixed charges:

•

earnings for the nine month period ended September 30, 2008 and for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 represent income from continuing operations before income taxes and minority interest in net income, and, for periods prior to May 10, 2005, the date of Lazard Ltd’s equity public offering, before distributions for services rendered by managing directors and employee members of LAM, and before fixed charges; and

•	fixed charges represent the interest expense from continuing operations and the portion of rental expense from continuing operations which represents an appropriate interest factor.

(c)	The Company’s policy is to include interest expense on unrecognized tax benefits in income tax expense. Accordingly, such interest expense is not included in the computations of the ratio of earnings to fixed charges.

(d)	Other fixed charges consists of the interest factor in rentals.

(e)	The results of operations for periods until Lazard Ltd’s equity public offering and the financing transactions on May 10, 2005 are not comparable to results of operations for subsequent periods as described below:

•

payment for services rendered by Lazard Ltd’s managing directors, which, as a result of Lazard Ltd operating as a limited liability company, historically had been accounted for as distributions from members’ capital, or in some cases as minority interest, rather than as compensation and benefits expense. As a result, Lazard Ltd’s operating income historically had not reflected payments for services rendered by its managing directors. For periods subsequent to the consummation of the equity public offering, the consolidated financial statements of Lazard Ltd include all payments for services rendered by its managing directors in compensation and benefits expense;

•	the use of proceeds from the financing transactions; and

•	the net incremental expense related to the financing transactions.

(f)	The deficiency for the nine month period ended September 30, 2008 was the result of charges for compensation and benefits expense of $197,550 and non-compensation-related transaction costs of $2,000 recorded in connection with the LAM Merger (see Note 7 of Notes to Condensed Consolidated Financial Statements). Excluding the impact of the LAM Merger, the ratio of earnings to fixed charges would have been 2.35.